Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Cash Store Financial achieves record fourth quarter and twelve month results

     EDMONTON, July 27 /CNW/ - The Cash Store Financial Services Inc. (Cash
Store Financial) (TSX: CSF; NYSE: CSFS) today announced results for the three and twelve months ended June 30, 2010. The following financial results are expressed in Canadian dollars.

     <<
     Highlights for the fourth quarter (table of results at end of release)

     -   Record quarterly revenue of $47.4 million, up 19.2% from $39.7 million in the same quarter last year.

     -   Record other revenue of $12.0 million, up 63.5% from $7.4 million in the same quarter last year.

     -   Record branch operating income of $17.0 million, up 15.1% from $14.8 million in the same quarter last year.

     -   Earnings per share (diluted) before class action settlement costs and related taxes were up 23.1% to $0.32 from $0.26 in the same quarter last year. Including these charges, earnings per share (diluted) was
         $0.31 compared to $0.07 for the same period last year.

     -   Net income before class action settlement costs and related taxes was up 25.3% to $5.5 million from $4.4 million for the same quarter last year. Including these charges, net income for the fourth quarter was
         $5.5 million compared to $1.2 million for the same quarter last year.

     -   EBITA before class action settlement costs was up 17.2% to $10.4 million compared to $8.9 million for the same quarter last year.
         Including these charges, EBITA was $10.3 million in the quarter compared to $3.9 million for the same quarter last year.

     -   Same branch quarterly revenues for the 417 locations open since the beginning of the fourth quarter of fiscal 2009 increased 6.7% to
         $99,800.

     -   Branch count was 525 up 101 net new branches from 424 at June 30,
         2009. 36 new branches were added in the quarter including two branches in the UK.

     Highlights for the twelve months ended June 30, 2010

     -   Record revenue of $172.0 million, up 14.3% from $150.5 million in the same period last year.

     -   Record other revenue of $36.9 million, up 32.0% from $27.9 million in the same period last year.

     -   Record twelve-month branch operating income of $61.7 million, up
         13.0% from $54.6 million in the same period last year.

     -   Record earnings per share (diluted) before class action settlement costs and related taxes were up 12.1% to $1.20 from $1.07 for the same period last year. Including these charges, earnings per share
         (diluted) was $1.09 compared to $0.81 for the same period last year.

     -   Net income before class action settlement costs and related taxes was
         $20.7 million, up 7.0% from $19.4 million for the same period last year. Including these charges, net income was $18.8 million compared to $14.6 million for the same period last year.

     -   Record EBITA adjusted for class action settlement costs was up 12.4%
         to $39.9 million from $35.5 million for the same period last year.
         Including these charges, EBITA was $37.0 million in the period compared to $28.6 million for the same period last year.

     -   Same branch revenues for the 371 locations open since the beginning of the first quarter of fiscal 2009 increased 4.9% to $403,000.
     >>

     Mr. Gordon Reykdal, Chairman and CEO commented: "Our fourth quarter was a period of continued strong growth with records achieved in earnings, revenue, other revenue and branch operating income. Before class action settlement costs and related taxes, diluted earnings per share were up 23.1% to $0.32.
These impressive results were achieved during a challenging period as the company continued to adjust to rate compression resulting from regulations being fully implemented in British Columbia, Alberta, Ontario and Nova Scotia,
where approximately 81% of our branch network is situated. We have successfully accommodated these new provincial consumer protection regulations and anticipate continued growth in future periods."
     Mr. Reykdal further commented: "The implementation of provincial industry rate regulations commenced in August 2009. We have welcomed the industry consolidation, long-term future stability and growth opportunities that have resulted from these new rules. Notwithstanding, as anticipated, over the past
12 months, we have modified certain of our operational procedures in order to comply with new provincial consumer protection regulations. We have experienced a decrease in our margins as a result of lower rate caps and short-term incentive programs used to drive revenues during the transition period. The decreased margins and increased expenses have been more than offset by several factors: increases in loan volumes, consolidations, increased branch counts, and increased revenues from other services. Overall revenue for the fourth quarter was up 19.2% to $47.4 million relative to the fourth quarter last year. Revenue from ancillary products grew an impressive
63.5% to $12.0 million from $7.4 million in the same quarter last year. For the 12 months ending June 30, 2010, revenue was up 14.3% to $172.0 million.
Net income before class action settlement costs and related taxes was up 7.0%
to $20.7 million; diluted EPS before class action settlement costs and related taxes for the 12 month period increased 12.1% to $1.20."
     Mr. Reykdal further added: "We continue to view regulation as a positive for the Company and expect the benefits to accrue over the long-term. These are welcome developments that demonstrate to capital markets that the industry is now supported by a high degree of regulatory certainty and that the industry's long-term stability has been secured. The Company has accommodated regulation more effectively than some competitors and there has been industry consolidation as a result. Regulation has positioned the Company to lend its own capital. We continue in our efforts to source cheaper capital and expect to achieve savings in the future. We believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities. "
     Mr. Reykdal concluded: "Over the quarter, 36 new branches were added to our network, bringing net new branches for the 12 month period ending June 30,
2010, to 101, inclusive of acquisitions and consolidations. The Company now has 525 branches in operation, including two in the United Kingdom. Canadian expansion will continue at a pace of 18 to 20 branches per quarter through fiscal 2010 and 2011. We are pleased with the early results from our two branches in the United Kingdom and anticipate expansion of eight to ten branches through fiscal 2011."

     About Cash Store Financial

     Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto
Stock Exchange (TSX: CSF). The Company also trades on the New York Stock
Exchange (NYSE: CSFS). Cash Store Financial operates more than 523 branches across Canada under the banners: The Cash Store and Instaloans. Cash Store
Financial also operates two branches in the UK under the banner, The Cash
Store.
     The Cash Store and Instaloans act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services.
     Cash Store Financial employs approximately 2,000 associates and is headquartered in Edmonton, Alberta.

     <<
     Summary Financial Information

     -------------------------------------------------------------------------
     Thousands of dollars, except
      for per share amounts and
      branch figures                 Three Months Ended   Twelve Months Ended
     -------------------------------------------------------------------------
     Consolidated results            June 30    June 30    June 30    June 30
                                        2010       2009       2010       2009
     -------------------------------------------------------------------------
     No. of branches        Canada       523        424        523        424
                    United Kingdom         2          -          2          -
     -------------------------------------------------------------------------
                                         525        424        525        424
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Revenue
       Brokerage                   $  35,346  $  32,380  $ 135,159  $ 122,572
       Other income                   12,016      7,351     36,885     27,933
     -------------------------------------------------------------------------
                                      47,362     39,731    172,044    150,505

     Branch expenses
       Salaries and benefits          13,695     11,068     48,567     40,634
       Retention payments              5,833      4,600     21,233     17,988
       Selling, general and
        adminstrative                  4,361      4,027     17,135     17,326
       Rent                            3,780      2,987     13,648     11,300
       Advertising and promotion       1,171      1,028      4,313      3,971
       Amortization of capital
        assets                         1,477      1,218      5,441      4,679
     -------------------------------------------------------------------------
                                      30,317     24,928    110,337     95,898
     -------------------------------------------------------------------------
     Branch operating income          17,045     14,803     61,707     54,607

     Regional expenses                 3,862      2,333     12,114      8,218
     Corporate expenses                4,526      5,011     16,118     16,627
     Other amortization                  405        527      2,042      1,333
     Income before income taxes
      and class action settlements     8,252      6,932     31,433     28,429
     Class action settlements            100      5,000      2,915      6,910
     EBITA (x)                        10,325      3,893     36,968     28,583
     -------------------------------------------------------------------------
     Net income and comprehensive
      income                       $   5,476  $   1,232  $  18,782  $  14,647
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Weighted average number of
      shares outstanding - basic      17,012     16,929     16,872     17,958
     Basic earnings per share
       Income before class action
        settlement costs           $    0.33  $    0.26  $    1.23  $    1.08
       Net income and comprehensive
        income                     $    0.32  $    0.07  $    1.12  $    0.82
     Diluted earnings per share
       Income before class action
        settlement costs           $    0.32  $    0.26  $    1.20  $    1.07
       Net income and comprehensive
        income                     $    0.31  $    0.07  $    1.09  $    0.81
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Consolidated Balance Sheet
      Information
     Working capital               $   7,450  $   9,667  $   7,450  $   9,667
     Total assets                    104,630     83,796    104,630     83,796
     Total long-term liabilities       4,298      2,959      4,298      2,959
     Total liabilities                27,638     17,944     27,638     17,944
     Shareholders' equity          $  76,992  $  65,852  $  76,992  $  65,852
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) EBITA earnings from operations before interest, income taxes, stock

     EBITA Reconciliation

     -------------------------------------------------------------------------
     (thousands of dollars)                              2010
     -------------------------------------------------------------------------
                                          Q4         Q3         Q2         Q1
     -------------------------------------------------------------------------

     Consolidated Results
       Net income and comprehensive
        income                     $   5,476  $   2,199  $   5,467  $   5,640
     -------------------------------------------------------------------------
       Interest                           44         29         29         27
       Income tax                      2,676      1,190      2,822      3,048
       Stock-based compensation          247        205        204        182
       Amortization of capital and
        intangible assets              1,882      1,652      2,121      1,828
     -------------------------------------------------------------------------
       EBITA                       $  10,325  $   5,275  $  10,643  $  10,725
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       EBITA adjusted for class
        action settlements         $  10,425  $   7,990  $  10,743  $  10,725
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     (thousands of dollars)                              2009
     -------------------------------------------------------------------------
                                          Q4         Q3         Q2         Q1
     -------------------------------------------------------------------------

     Consolidated Results
       Net income and comprehensive
        income                     $   1,232  $   3,067  $   4,292  $   6,056
     -------------------------------------------------------------------------
       Interest                           42         12          9         12
       Income tax                        700      1,618      1,316      3,238
       Stock-based compensation          174        240        264        299
       Amortization of capital and
        intangible assets              1,745      1,523      1,421      1,323
     -------------------------------------------------------------------------
       EBITA                       $   3,893  $   6,460  $   7,302  $  10,928
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       EBITA adjusted for class
        action settlements         $   8,893  $   6,460  $   9,212  $  10,928
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation.
Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect",
"is expected", "budget", "scheduled", "estimates", "forecasts", "intends",
"anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form ("AIF")
dated August 26, 2009 under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy. Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.
Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

     %CIK: 0001490658

     /For further information: on Cash Store Financial, please contact: Gordon
J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118, or Nancy L.
Bland, Chief Financial Officer, (780) 732-5683/
     (CSF.)

CO:  The Cash Store Financial Services Inc.

CNW 17:25e 27-JUL-10